Exhibit 21.1

LIST OF SUBSIDIARIES OF
SMARTPAY EXPRESS, INC.

1.    Eastern Concept Development Ltd., a company organized and existing under the laws of Hong Kong SAR of the People’s Republic of China

2.    Eastern Concept Corporate Consulting (Shenzhen) Limited, a company organized and existing under the laws of the People’s Republic of China

3.    Foshan Wanzhi Electron S&T Company Limited., a company organized and existing under the laws of the People’s Republic of China

4.    Foshan Information Technology Company Limited, a company organized and existing under the laws of the People’s Republic of China

5.    Foshan JinCheng Information Technology Company Limited, a company organized and existing under the laws of the People's Republic of China

6.    Foshan KaiEr Information Technology Company Limited, a company organized and existing under the laws of the People’s Republic of China